

September 2, 2011

<u>Via E-mail</u>
Gretchen W. McClain
Chief Executive Officer
Xylem Inc.
1133 Westchester Avenue, Suite 2000
White Plains, New York 10604

> **Re:** **Xylem Inc. f/k/a ITT WCO, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed August 22, 2011**
> **File No. 1-35229**

Dear Ms. McClain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please note that the headings and page numbers below refer to the headings and numbers that appear in Exhibit 99.1, which you have incorporated by reference.

<u>What is the Contribution?, page 9</u>

1.   Please expand your revisions in response to prior comment 2 to clarify how the debt you will raise and Contribution will "provide attractive credit profiles and balanced growth capacity" for each of the entities. For example, will ITT, Exelis and you hold similar amounts of debt and cash after the distribution and have access to similar amounts of credit? If not, disclose the reasons for any material differences.

Contractual Obligations, page 63

2.   Once known to you, please expand your revisions in response to prior comment 14 to clarify how the $1.2 billion in debt you intend to raise would change the information in the table. For example, will the entire sum be due within one year?

Backlog, page 83

3.   We note your revisions in response to prior comment 16 and that your disclosure continues to refer to backlog as of December 31, 2010. Please update to be as of a recent date. See Item 101(c)(1)(viii) of Regulation S-K.

Our Executive Officers, page 85

4.   We note your revisions in response to prior comment 1. Please expand to clarify what you mean by the statements that Mr. McIntire "has attended" undergraduate engineering programs and Mr. Sabol "conducted his post-graduate business studies." For example, did they earn degrees from the schools you mention?

Executive Compensation, page 93

5.   It appears from your deletions in this section and on pages 85-87 that Mr. Loranger is not one of your named executive officers. Therefore, please tell us, with a view toward disclosure, how this section covers the compensation you paid and will pay to each of the persons for whom such disclosure is required, particularly in light on your new disclosures on pages 85-87. See Regulation S-K Item 402(a)(3).

Action Taken in Anticipation of Separation, page 117

6.   Regarding your revisions in response to prior comment 23, please:

- revise to clarify whether the percentages in the last column in the table on page 118 accounts for the Founders' Grants and Transaction Success Incentive Awards;
- clarify how the committee arrived at the amounts to award as Founders' Grants and Transaction Success Fees, and the extent to which, if any, those grants and fees were considered in setting each of the other elements of compensation you will pay; and
- discuss in more detail the "importance" of Ms. Buonocore's position to your success and how it relates to her anticipated compensation.

Policies for Approving . . ., page 144

7.   Please expand your revisions in response to prior comment 24 to clarify the standards to be applied, once known to you, by the Nominating and Governance Committee in determining to approve a transaction that is not within the pre-approved thresholds you reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Gary L. Sellers, Esq.